Exhibit 16(c)(1)(xi)

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Exhibit 16(c)(1)(xi)

DUFF & PHELPS, LLC

INVESTMENT BANKING AND FINANCIAL ADVISORY SERVICES

FAIRNESS ANALYSIS

PRESENTATION TO THE BOARD OF DIRECTORS

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METHODE ELECTRONICS , INC.

NOVEMBER 21, 2003

The information contained herein is of a confidential nature and is intended for the exclusive use of the persons or firm to whom it is furnished by us.  Reproduction, publication, or dissemination of portions hereof may not be made without prior approval of Duff & Phelps, LLC.

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Table of Contents

I.                                         Summary of Engagement

II.                                     Summary of Due Diligence

III.                                 Fairness Considerations

IV.                                Other Transactions in Class B Stock

V.                                    Valuation Analysis of Methode Common Stock

A.                         Current and Historical Stock Price Analysis

B.                           Comparable Public Company Analysis

C.                           Comparable Sale Transaction Analysis

D.                          Discounted Cash Flow Analysis

VI.                                Analysis of Dual Class Stock Transactions

A.                         Comparable Dual Class Recapitalization Transaction Analysis

B.                           Dual Class Sale Transaction Analysis

VII.                            Conclusion

[LOGO]

Summary of Engagement

Duff & Phelps, LLC (“Duff & Phelps”) has been engaged by Methode Electronics, Inc. (“Methode” or the “Company”), as financial advisor to the board of directors of the Company, in connection with a contemplated transaction (the “Proposed Transaction”), as described below.  Specifically, Duff & Phelps has been engaged to provide an opinion (the “Opinion”) as to whether the Proposed Transaction is fair to the unaffiliated Class B stockholders of the Company (i.e. stockholders other than directors and officers of the Company or affiliated with the McGinley family or entities that they control), from a financial point of view (without giving effect to any impacts of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder). The Proposed Transaction involves a merger between Methode and Methode Merger Corporation, pursuant to which each share of Class B common stock will be converted into the right to receive $23.55 in cash, without interest, and each share of Class A common stock will be converted into one share of new Methode common stock.

The affirmative vote of the holders of shares having a majority of the votes entitled to be cast by the holders of the outstanding shares of Class A common stock and Class B common stock, voting together as a single class, is required to adopt the Merger Agreement and approve the merger.  It is our understanding that holders of the shares of Class A common stock have approximately 91.3% of the voting power of Methode and holders of the shares of Class B common stock have approximately 8.7% of the voting power of Methode with respect to the merger proposal. The shares of Class B common stock owned by the McGinley family and related trusts (collectively, the “McGinley Trusts”), representing approximately 4.7% of the voting power of Methode, have agreed to vote for the merger proposal.

Pursuant to the Company’s certificate of incorporation, the Class B common stock has the following superior rights and privileges relative to the Class A common stock: (1) the Class B common stock has one vote per share and the Class A common stock has one-tenth of one vote per share; and (2) while the Class A common stock has the right to elect 25% of Methode’s board of directors (rounded to the nearest whole number), the Class B common stock, voting as a separate class, has the right to elect the remainder of Methode’s board of directors, as long as there are at least 100,000 shares of Class B common stock outstanding.

Our Opinion is based upon an analysis of the foregoing in light of our assessment of the general, economic and financial market conditions, as such conditions can be evaluated by us, as of a date preceding the date the Opinion is delivered.  Events occurring after the date thereof could materially affect the assumptions used in preparing our Opinion and the conclusion reached in our Opinion.  Duff & Phelps has not previously provided financial advisory services to Methode.

In connection with the Opinion, with your permission and without any independent verification, we have assumed that all information reviewed by us with respect to the Company and the Proposed Transaction, whether supplied by Methode, its advisors, or obtained by us from publicly available sources, was true, correct and complete in all respects that is material to the Opinion and did not contain any untrue statements of material fact or omitted to state a material fact necessary to make the information supplied to us not misleading.  Any inaccuracies in, or omissions from, the information on which we relied could materially affect our Opinion.  Furthermore, we have assumed that there has been no material change in the assets, financial condition, business, or prospects of the Company since the date of the most recent financial statements made available to us.

In rendering this Opinion, we assumed that the Proposed Transaction occurs on terms as described in the draft Agreement and Plan of Merger dated November 6, 2003.  It should be recognized that we are not making any recommendation as to whether the stockholders of the Company should vote in favor of the Proposed Transaction or any other matter.

The Opinion is delivered subject to the conditions, scope of engagement, limitations and understandings set forth in the Opinion and our engagement letter, and subject to the understanding that the obligations of Duff & Phelps in the Proposed Transaction are solely corporate obligations, and no officer, director, employee, agent, stockholder or controlling person of Duff & Phelps shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your affiliates.

Duff & Phelps is not purporting to render any appraisal or definitive report as to the value (under an orderly liquidation scenario or otherwise) of the Company’s securities or individual assets (including patents, technologies, trademarks, etc.) or liabilities.  The enclosed estimates have been prepared based upon the information we have obtained from the Company or its representatives, which information we have assumed is reliable.

Summary of Due Diligence

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances.  No limits were placed on us by the Company or the board of directors in terms of the information to which we had access or the matters we could consider.  Our due diligence with regards to the Proposed Transaction included, but was not limited to, the items summarized below.

•                   Conducted meetings with members of the senior management team of Methode at their corporate headquarters in Chicago, Illinois on November 7, 2003, including Donald Duda, President, and Douglas Koman, Vice President – Corporate Finance;

•                   Reviewed Methode’s financial statements and SEC filings, including the annual report on Form 10-K for the year ended April 30, 2003 and quarterly report on Form 10-Q for the three months ended July 31, 2003;

•                   Reviewed Company-prepared projections for fiscal years 2004 through 2006;

•                   Reviewed the preliminary proxy statement filed with the SEC on November 6, 2003;

•                   Reviewed the draft Agreement and Plan of Merger between Methode Electronics, Inc. and Methode Merger Corporation as of November 17, 2003;

•                   Reviewed Amendment No. 7 to the Schedule 13E-3 filed on November 6, 2003 with the SEC;

•                   Reviewed the Agreement dated as of July 18, 2003 among Methode Electronics, Inc., Marital Trust No. 1, and Marital Trust No. 2, each created under the William J. McGinley Trust, the Jane R. McGinley Trust, Margaret J. McGinley, James W. McGinley and Robert R. McGinley;

•                   Reviewed the transcript of the Oral Argument on Plaintiff’s Motion for Expedited Proceedings and Ruling of the Court of Chancery of the State of Delaware, dated October 20, 2003, in connection with the civil action, Bernice Fein v. Methode Electronics, et al.;

•                   Reviewed Dura Automotive Systems, Inc.’s (“Dura Automotive”) July 8, 2003 tender offer for the Class B common stock for $23.00 per share in cash, conditioned upon, among other things, a majority of the Class B common stock being tendered and continuing to have the right to elect up to 75% of Methode’s board of directors;

•                   Reviewed Dura Automotive’s August 1, 2003 revised tender offer for the Class B common stock for $50.00 per share in cash, conditioned upon, among other things, a majority of the Class B common stock being tendered and continuing to have the right to elect up to 75% of Methode’s board of directors;

•                   Reviewed Dura Automotive’s November 17, 2003 press release announcing the expiration of its tender offer;

•                   Reviewed minutes of the board of directors from December 6, 2001 through September 9, 2003;

•                   Reviewed minutes of the Special Committee of the board of directors from February 27, 2002 through August 13, 2003;

•                   Analyzed the historical trading price and trading volume of Methode’s Class A common stock and Class B common stock;

•                   Reviewed other operating and financial information provided by Methode management; and

•                   Reviewed certain other relevant, publicly available information, including economic, industry, and investment information.

Fairness Considerations

In determining that the $23.55 per share cash consideration to be received by the unaffiliated Class B stockholders in the Proposed Transaction is fair, from a financial point of view, to the unaffiliated Class B stockholders, Duff & Phelps took into consideration the following three elements.

1)                   The $23.55 per share consideration paid to the unaffiliated Class B stockholders is fair relative to prices paid in other recently negotiated transactions involving the Company’s Class B stock;

2)                   The $23.55 per share consideration to be received by the unaffiliated Class B stockholders is not less than the fair value of Methode, incorporating a premium to reflect the control elements of the Class B stock; and

3)                   The premium implied by the $23.55 per share consideration to be received in the Proposed Transaction for the Class B stock is adequate relative to the premiums paid in other similar recapitalization transactions.

Other Transactions in Class B Stock

The price paid to the unaffiliated Class B stockholders is fair relative to the prices paid in other recently negotiated transactions involving the Company’s Class B stock.

•                        Purchase of the Class B stock held by the McGinley Trusts

Extensive, arms-length negotiations between Methode’s Special Committee and representatives of the McGinley Trusts occurred from December 2001 through August 2002, and resulted in an agreement on August 19, 2002 to sell the Class B common stock held by the McGinley Trusts to Methode for a price of $20.00 per share.

In response to Dura Automotive’s July 3, 2003 offer to purchase the Class B stock for $23.00 per share, Methode and the McGinley Trusts entered into a new binding agreement whereby the McGinley Trusts would receive an average of $22.90 for its Class B common stock (750,000 Class B shares at $22.75 per share and 181,760 Class B shares at $23.55 per share) and the unaffiliated public stockholders would receive $23.55 per share for their Class B common stock.

The unaffiliated Class B common stockholders are, therefore, receiving $0.65 per share more, or a 2.8% premium, to the consideration received by the McGinley Trusts.

•                        Analysis of Dura Automotive’s Offer for Class B Stock

On July 3, 2003, Dura Automotive announced a plan to commence a tender offer for the Class B common stock at $23.00 per share in cash, subject to a majority of the Class B common stock being tendered and continuing to have the right to elect up to 75% of Methode’s board of directors.

On July 18, 2003, the McGinley Trusts and the Special Committee entered into an agreement in which the McGinley Trusts would sell 750,000 of their shares of Class B common stock to Methode for $22.75 per share and agreed to vote their remaining shares of Class B common stock in favor of a merger in which all holders of shares of Class B common stock would be cashed out at $23.55 per share.

On August 1, 2003, Dura Automotive increased its offer to $50.00 per share for all of the Company’s Class B common stock, subject to a majority of the Class B common stock being tendered and continuing to have the right to elect up to 75% of Methode’s board of directors.

On October 20, 2003, the Chancery Court Delaware denied a plaintiff’s motion for expedited proceedings in the action related to the Class B common stock and refused to schedule a hearing on the plaintiff’s motion for a preliminary injunction.

On November 17, 2003, Dura Automotive announced that its tender offer had expired at 12:00 midnight EST, November 14, 2003, and was not extended.

Due to the fact that the McGinley Trusts have entered into a binding agreement with Methode to vote their shares in favor of the merger, it was never possible for Dura Automotive to receive a majority of the Class B common stock pursuant to its tender offer.

Without the McGinley Trust shares, the Dura Automotive offer could never have been successfully completed. Accordingly, we believe that the Dura Automotive offer was never available to the Class B shareholders.  Dura Automotive’s tender offer to purchase all of the outstanding Class B shares of Methode for $50.00 per share expired at 12:00 midnight EST, November 14, 2003, and was not extended.

Because the revised Dura Automotive offer was, by its terms, not capable of completion and has subsequently expired, we discounted its relevance in our analysis.

Valuation Analysis of Methode Common Stock

We performed a valuation analysis of Methode Electronics’ common stock to determine whether the $23.55 per share cash consideration to be received by the unaffiliated Class B stockholders is adequate relative to a valuation analysis of the Company, incorporating a premium to reflect the control elements held by the Class B stock.

•                        Current and Historical Stock Price Analysis

We analyzed the closing price and trading volume of the Class A and Class B stock for Methode over the past three years.  This analysis was used to determine the range of fair market value the market has ascribed to the Class A and Class B stock prior to the announcement of the initial repurchase transaction, as well as with regard to the Proposed Transaction.

•                        Comparable Public Company Analysis

We analyzed 17 companies that we considered to be reasonably comparable to Methode in terms of investment risks and attributes, as well as products provided and markets served.  In this analysis, we reviewed valuation multiples and financial performance ratios for Methode and the comparable public companies.

•                        Comparable Sale Transaction Analysis

We identified 42 transactions involving the sale of a controlling interest in companies we deemed similar to Methode, in whole or in part.  In this analysis we analyzed the implied valuation multiples paid (Enterprise Value/EBITDA and Enterprise Value/Revenue).  We then applied these multiples to representative levels of EBITDA and revenue of Methode to develop indications of value on a controlling interest basis.  From this value we determined the implied controlling interest value of the Class B stock.

•                        Discounted Cash Flow Analysis

The discounted cash flow (“DCF”) analysis determines the net present value of future free cash flows assuming a weighted average cost of capital for the discount rate.  This approach resulted in value indications assuming a controlling interest position in the Company.  From this value we determined the implied controlling interest value of the Class B stock.

Note:  Both the discounted cash flow analysis and the comparable transaction analysis result in value indications that incorporate a premium associated with a hypothetical controlling interest transaction.  While the Class B stock, as an entire class, does exhibit certain control elements, it would not necessarily be entitled to the full control premium.  For purposes of our analysis, however, we analyzed hypothetical control level value indications to test the fairness of the proposed consideration to the Class B stockholders.

Current and Historical Stock Price Analysis

Methode Electronics, Inc. Class A and Class B Common Stock Data

	Class A	Class B
Current Common Stock Data (as of November 7, 2003)
11/7/03 Stock Price	$12.25	$24.00
52-Week High (Class A – 10/14/03; Class B – 8/5/03)	$13.14	$40.00
52-Week Low (Class A - 3/25/03; Class B - 1/22/03)	$8.05	$18.10

Shares Outstanding(1)	35,369,924	337,705
Average Daily Trading Volume(2)	140,101	873

Public Float(1)	97.2%	46.1%
Institutional Ownership(1)	74.1%	19.7%

Common Stock Price Data Prior to 8/20/02 Announcement
8/19/02 Stock Price – 1 Day Prior to Announcement	$9.11	$8.50
52-Week High (Class A – 6/28/02; Class B – 6/27/02)	$12.77	$13.25
52-Week Low (Class A - 9/21/01; Class B - 9/21/01)	$6.52	$6.01

(1)  Prior to the July 18, 2003 Class B share repurchase transaction with the McGinley Trusts, Class B shares outstanding were 1,087,305 shares, public float was 14.3%, and institutional ownership was 6.1%.

(2)  Based on previous 12 months of trading data.  Excluding days when the Class B stock did not trade during the previous 12 months, average daily trading volume was 2,091 shares.

Source:  Bloomberg, MSN Investor, and Duff & Phelps, LLC calculations.

Methode Electronics, Inc.
Daily Closing Stock Prices of Class A & Class B Shares
(11/7/00 - 11/7/03)

[CHART]

Source: Bloomberg.

Methode Electronics, Inc. (Class A)
Daily Price/Volume from 11/7/00 - 11/7/03

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Source: Bloomberg.

Methode Electronics, Inc. (Class B)
Daily Price/Volume from 11/7/00 - 11/7/03

[CHART]

Source: Bloomberg.

Comparable Public Company Analysis

•                  Duff & Phelps selected a set of publicly traded companies based on comparability to Methode.  Although no single company chosen is identical to Methode, these companies share many of the same operating characteristics and are affected by many of the same economic forces.

•                  In the selection of the comparable companies, Duff & Phelps used multiple databases to identify domestic companies with primary Standard Industrial Classification Codes of 3672 (printed circuit boards), 3678 (electronic connectors), 3679 (electronic components), and/or 3714 (motor vehicle parts and accessories).

•                  Duff & Phelps identified 17 companies that we considered to be reasonably comparable to Methode in terms of investment risks and attributes, as well as products provided and markets served.

•                  These 17 companies were then segregated into two groups:

Automotive Parts Manufacturers

ArvinMeritor, Inc.	Autoliv, Inc.	Borg Warner, Inc.	Lear Corporation
Delphi Corporation	Littlefuse, Inc.	Visteon Corporation	Johnson Controls, Inc.
Magna International, Inc.		Dura Automotive Systems, Inc.

Electronic Component Manufacturers

Amphenol Corporation	CTS Corporation	Kemet Corporation	Molex, Inc.
Artesyn Technologies, Inc.	Stoneridge, Inc.		Thomas & Betts Corporation

METHODE ELECTRONICS, INC.

Comparable Company Analysis

November 7, 2003

Company	Stock Price as of 11/7/03	Equity Value	Enterprise Value	LTM Revenue Growth	LTM EBITDA Margin	Enterprise Value / LTM Revenue		Enterprise Value / LTM EBITDA		Price / LTM Earnings

METHODE ELECTRONICS, INC. (METHA)	$12.36	$441.4	$375.3	12.5%	13.8%	1.04	x	7.5	x	20.6	x

AUTOMOTIVE PART MANUFACTURERS
Median				12.6%	8.5%	0.54	x	5.7	x	13.1	x
High				24.6%	13.1%	1.77	x	15.1	x	15.2	x
Low				-3.3%	2.6%	0.09	x	3.6	x	6.5	x

ELECTRONIC COMPONENT MANUFACTURERS
Median				-3.9%	11.0%	1.13	x	12.5	x	27.0	x
High				10.3%	20.4%	3.14	x	15.4	x	31.4	x
Low				-12.0%	-1.8%	0.85	x	6.1	x	15.1	x

Mean	4.6%	9.6%	1.09	x	8.1	x	15.4	x
Median	5.3%	9.4%	0.85	x	6.5	x	13.8	x

All dollar figures are in millions except per share data.

EBITDA = Earnings Before Interest, Taxes, Depreciation, and Amortization

LTM = Latest Twelve Months

Enterprise Value = (Market Capitalization) + (Debt + Preferred Stock + Minority Interest) - (Cash & Equivalents)

Source: Standard & Poor’s Compustat Services, Duff & Phelps, LLC, and First Call Corporation

•                  Based on Methode’s Class A and Class B common stock closing prices on November 7, 2003, Methode was valued at 20.6x LTM earnings, 7.5x LTM EBITDA, and 1.04 LTM revenues.

•                        For the comparable group of 10 automotive part manufacturers, Methode’s valuation multiples were higher than the median multiples of 13.1x LTM earnings, 5.7x LTM EBITDA, and 0.54x LTM revenue.

•                        For the comparable group of 7 electronic component manufacturers, Methode’s valuation multiples were lower than the median multiples of 27.0x LTM earnings, 12.5x LTM EBITDA, and 1.13x LTM revenue.

•                        For the entire comparable group of 17 companies, Methode’s valuation multiples were higher than the median multiples of 13.8x LTM earnings, 6.5x LTM EBITDA, and 0.85x LTM revenue.

•                  Based upon our analysis of Methode’s current valuation multiples relative to the comparable group, the current market valuation of Methode’s equity appears to be reasonable.

LTM = Latest Twelve Months

EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization

Comparable Sale Transaction Analysis

•                  Duff & Phelps searched for all sale transactions announced since January 1, 2000 in which the target company had a primary Standard Industrial Classification Code of 3672 (printed circuit boards), 3678 (electronic connectors), 3679 (electronic components), and/or 3714 (motor vehicle parts and accessories).

•                  Of the approximately 42 transactions reviewed, Duff & Phelps identified 18 relevant transactions for which sufficient data was available to calculate a multiple of total enterprise value to EBITDA and 33 relevant transactions for which sufficient data was available to calculate a multiple of total enterprise value to revenue.

•                  No company or transaction utilized in the selected comparable transaction analysis is identical to Methode, nor is any transaction identical to the Proposed Transaction.

•                  Implied valuation multiples and one day stock price premium data for the transactions with sufficient data are summarized below:

	Enterprise Value as a Multiple of:				One Day Stock	30-Day Stock
	EBITDA		Revenue		Price Premium*	Price Premium*

Range - Low to High	4.2x to 12.9	x	0.23x to 2.01	x	-20.2% to 74.7%	3.3% to 91.9%

Median	5.8	x	0.70	x	24.8%	36.5%

*       Stock price premium is the percentage difference in the transaction price per share relative to the price per share one day prior and 30 days prior to the announcement of the transaction.

Methode Electronics, Inc.
Sale Transaction Multiples

[CHART]

* Bid Pending

•                  Duff & Phelps determined a range of values for the Class B common stock based on the implied multiples (median and highest end of the respective ranges) from the comparable sale transactions and Methode’s financial performance of LTM EBITDA of $49.9 million and LTM revenue of $362.2 million of $8.94 to $22.27 per share on a controlling interest basis.

	Comparable Sale Transaction LTM EBITDA Multiples					Comparable Sale Transaction LTM Revenue Multiples
($ in millions, except per share data)	Median			Highest		Median			Highest

Methode LTM 7-31-03 financial performance	$49,900			$49,900		$362,200			$362,200
Multiple	5.8	.x	to	12.9	.x	0.70	.x	to	2.01	.x
Enterprise value	$291,500		to	$643,310		$252,932		to	$728,641
Less debt as of July 31, 2003	$0			$0		$0			$0
Plus cash as of July 31, 2003	$66,096			$66,096		$66,096			$66,096
Equity value	$357,596		to	$709,406		$319,028		to	$794,737

Value per share of Class A and Class B stock (1)	$10.02		to	$19.88		$8.94		to	$22.27

Implied Class A Premium (2)	10.0%		to	118.2%		-1.9%		to	144.4%
Implied Class B Premium (2)	17.9%		to	133.8%		5.2%		to	162.0%

(1)  Based on 35,352,029 Class A shares and  337,705 Class B shares outstanding as of July 31, 2003.

(2)  Implied premium calculations based on Class A and Class B stock prices of $9.11 and $8.50, respectively, on August 19, 2002, one day prior to the initial announcement of the repurchase of the Company’s Class B common stock.

LTM = Latest twelve months

Discounted Cash Flow Analysis

•                  Duff & Phelps performed a discounted cash flow (“DCF”) analysis of the projected free cash flows of Methode on a change of control basis.

•                  Free cash flow is defined as cash that is available to either reinvest or to distribute to security holders.

•                  The projected free cash flows are discounted to the present at a rate which reflects the relative risk associated with these cash flows as well as the rates of return which security holders could expect to realize on alternative investment opportunities.

•                  Duff & Phelps discounted the resulting free cash flows and terminal value at rates of 8.75% to 9.75%.

•                  Methode’s management provided Duff & Phelps with a financial forecast for its fiscal years ending April 30, 2004 to 2006.

•                  Duff & Phelps estimated Methode’s future free cash flows based on projected earnings, working capital, and capital expenditure requirements for the fiscal years ending April 30, 2004 to 2006, and prepared such estimates from the perspective of a hypothetical buyer of a controlling interest in Methode.

•                  Beyond the projection period, we estimated the “continuing value” of the Company by utilizing a commonly accepted perpetuity formula.  This continuing value is equivalent to the present value of all cash flows after the projection period.  Our “continuing value” calculation is supported by implied multiples of terminal year EBITDA, debt-free earnings and revenues.

•                  Summary cash flow details of Duff & Phelps’ DCF analysis are included in the table below.

METHODE ELECTRONICS, INC.

Discounted Cash Flow Analysis - Summary Cash Flow Assumptions

($ in thousands)

Fiscal years ending April 30,	2003	2004	2005	2006
Revenue	$344,079	$353,458	$407,921	$481,495
Revenue Growth	7.3%	2.7%	15.4%	18.0%
EBITDA	49,689	51,296	61,850	76,119
EBITDA Margin	14.4%	14.5%	15.2%	15.8%

Earnings Before Interest and Taxes		$34,069	$44,110	$57,558
Taxes	31.5%	(10,731)	(13,894)	(18,130)
Net Operating Profit After Tax		$23,338	$30,216	$39,428
Depreciation & Amortization		17,227	17,740	18,561
Capital Expenditures		(20,000)	(22,000)	(24,000)
(Increase) Decrease in Working Capital		2,065	(10,112)	(19,883)
Free Cash Flow		$22,630	$15,844	$14,106

•                  Summary valuation details of Duff & Phelps’ DCF analysis are included in the table below.

METHODE ELECTRONICS, INC.

Discounted Cash Flow Analysis - Summary Valuation

($ in thousands, except per share data)

Weighted Average Cost of Capital	9.75%	9.25%	8.75%
Enterprise Value	$554,207	$621,534	$706,851
Less debt as of July 31, 2003	$0	$0	$0
Plus cash as of July 31, 2003	$66,096	$66,096	$66,096
Equity Value	620,303	687,630	772,947
Value per Share of Class A and Class B stock (1)	$17.38	$19.27	$21.66

(1)          Based on 35,352,029 Class A shares and 337,705 Class B shares outstanding as of July 31, 2003.

•                  The implied valuation multiples associated with Duff & Phelps’ DCF analysis are at the high end of the range of valuation multiples observed in our Comparable Sale Transaction Analysis, as summarized below:

Valuation Multiples
	DCF Analysis	Comparable Sale Transaction Analysis
Enterprise Value / LTM EBITDA	11.1x to 14.2x	3.1x to 12.9x
Enterprise Value / LTM Revenue	1.53x to 1.95x	0.23x to 2.01x

•                  Duff & Phelps’ DCF analysis for Methode resulted in an equity value of $17.38 to $21.66 per share of Class B common stock on a controlling interest basis.

Analysis of Dual Class Stock Transactions

We performed various analyses to determine that the premium implied by the $23.55 consideration for the Class B stock is fair to the Class B common stockholders.

•                  Comparable Dual Class Recapitalization Transaction Analysis

We analyzed 21 dual class recapitalization transactions announced since January 1, 1998 in which the company’s equity structure was recapitalized to eliminate the class of stock with superior voting or control attributes (the “Superior Class”).  As part of our analysis, we examined the premium, if any, paid to the holders of the Superior Class in the transaction.  This analysis was used to determine the adequacy of the premium implied by the $23.55 consideration for the Class B stock.

•                  Dual Class Sale Transaction Analysis

We analyzed 14 dual class sale transactions in which companies with dual class equity structures were acquired.  As part of our analysis, we examined the additional premium, if any, paid to the holders of the Superior Class in the transaction.

Comparable Dual Class Recapitalization Transaction Analysis

•                  Duff & Phelps searched for all dual class recapitalization transactions announced since January 1, 1998 in which the company’s equity structure was recapitalized to eliminate the Superior Class of stock.

•                  Of the 21 transactions reviewed, 12 recapitalization transactions were effected whereby no premium was paid for the Superior Class of stock.

•                  For the nine other recapitalization transactions reviewed, premiums paid ranged from 1.0% to 32.0% for the Superior Class of stock, with a median premium of 13.0%.

Company	Date	Premium Paid for Control Class of Stock
Jo-Ann Stores, Inc.	5-19-03	15.0%
Commonwealth Telephone Enterprises, Inc.	4-25-03	9.0%
The Reader’s Digest Association, Inc.	10-16-02	16.7%
Fedders Corporation	2-27-01	10.0%
Continental Airlines, Inc.	11-6-00	32.0%
Dairy Mart Convenience Stores, Inc.	11-9-99	10.0%
Reinsurance Group of America, Inc.	6-30-99	1.0%
PacifiCare Health Systems, Inc.	5-4-99	13.0%
Remington Oil and Gas Corporation	6-22-98	15.0%
Median		13.0%

*                 Premium paid is the percentage difference in the transaction price per share relative to the price per share one day prior to the announcement of the transaction.

•                  Based on a Class B share price of $8.50 on August 19, 2002, the trading day prior to the initial announcement of the Class B repurchase transaction, the Merger Consideration of $23.55 per Class B share represents a 177.1% premium.

•                  Based on the Class A share price of $9.11 on August 19, 2002, the trading day prior to the initial announcement of the Class B repurchase transaction, the Merger Consideration of $23.55 per Class B share represents a 158.5% premium.

•                  Based on the Class A share price of $10.63 on July 18, 2003, the trading day prior to the announcement of the Proposed Transaction, the Merger Consideration of $23.55 per Class B share represents a 121.5% premium.

Note:  From August 19, 2002 to November 7, 2003, the median stock price increase for the comparable public companies was 24.8%, and the Dow Jones Industrial Average increased approximately 8.7%.  Therefore, the 177.1% and 158.5% premiums discussed above may be overstated.

Dual Class Sale Transaction Analysis

•                  Duff & Phelps searched for all dual class sale transactions announced since January 1, 1998 in which companies with dual class equity structures were acquired.

•                  Of the 14 transactions reviewed, over 85% (12 transactions) occurred whereby the same price per share was paid for the Superior Class as was paid for the non-voting/non-control class of stock.

•                  For the two other transactions reviewed, the Superior Class received a premium of 9.1% in one transaction and 10.0% in the other.  These two transactions are summarized below.

Target / Acquirer	Date	Extra Premium for Superior Class*
Century Communications Corporation / Adelphia Communications Corporation	3-5-99	9.1%
Telecommunications, Inc. / AT&T Corporation	6-24-98	10.0%

•                  Duff & Phelps did not rely on the Dual Class Sale Transaction Analysis given its limited applicability relative to the Proposed Transaction.

*                 Based on the difference in the price paid per share for the Superior Class and the price paid per share for the non-voting/non-control class.

Conclusion

Based on our analysis and relying upon the accuracy and completeness of all information provided to us, it is our opinion that, as of this date, the Proposed Transaction is fair to the unaffiliated Class B stockholders of the Company, from a financial point of view (without giving effect to any impacts of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder).